UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2021 (Report no. 2)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

38 Hanasi Weizmann, Hadera 3842247, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-212579.

Results of Extraordinary Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders of Tikcro Technologies Ltd. (the "Company") held on April 29, 2021, the shareholders duly approved by the requisite majority the proposal to voluntary liquidate the Company and to appoint Mr. Ran Gurit as the liquidation trustee, as described in the Company's proxy statement dated March 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

	By:	/s/ Ran Gurit
Date: April 29, 2021		Ran Gurit
Liquidation Trustee